Exhibit 107

CALCULATION OF FILING FEE TABLE

FORM S-8

(Form Type)

BITDEER TECHNOLOGIES GROUP

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Equity	Class A ordinary shares, par value US$0.0000001 per share	Rule 457(c) and Rule 457(h)	21,877,912 (1)	US$8.43 (2)	US$184,430,798.16	.0001102	US$20,324.274
	Total Offering Amounts					US$184,430,798.16		US$20,324.274
	Total Fee Offsets							US$0
	Net Fee Due							US$20,324.274
(1)
Represents 21,877,912 Class A ordinary shares, par value US$0.0000001 per share, of the registrant (the “Ordinary Shares”) authorized for issuance under the 2023 Share Incentive Plan (the “2023 Plan”). Pursuant to the 2023 Plan, the maximum aggregate number of Ordinary Shares (the “Maximum Shares”) which may be authorized pursuant to any awards shall initially be the product of (i) 2,548,933,157, multiplied by (ii) the Exchange Ratio, as defined in that certain amended and restated agreement and plan of merger dated December 15, 2021, by and among the Company, Bitdeer Technologies Holding Company, Blue Safari Group Acquisition Corp., and other partier thereto, as amended on May 30, 2022, December 2, 2022, and March 7, 2023, respectively. The Exchange Ratio is approximately 0.00858, and the Maximum Shares is 21,877,912.

(2)
The proposed maximum offering price per Ordinary Share, which is estimated solely for the purposes of calculating the registration fee under Rule 457(h) and Rule 457(c) under the Securities Act, is based on US$8.43 per Ordinary Share, the average of the high and low prices for the registrant’s Ordinary Shares as quoted on the Nasdaq Capital Market on June 15, 2023.